SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Voluntary Announcement Clarification Relating to Media Reports

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 18, 2016	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Voluntary Announcement

Clarification Relating to Media Reports

This is a voluntary announcement by Sinopec Shanghai Petrochemical Company Limited (the “Company” or “Shanghai Petrochemical”)

1. Media Reports in Brief

Shanghai Petrochemical has recently learned that some media reported on the “Notice Regarding Listed Supervision of Environmental Issue around Sinopec Shanghai Petrochemical Company Limited” (“the Notice”) issued by the Chinese Ministry of Environmental Protection (“MEP”). The Notice, which was issued on 11 April 2016, pointed out the presence of residences within a one-kilometer restricted zone around the Company’s major chemical production area. It also noted the absence of a cross-district environmental emergency response plan. Upon consideration, MEP decided to supervise and resolve this issue.

Requirements of MEP:

(1) The Shanghai Jinshan District People’s Government, Shanghai Petrochemical and the Zhejiang Jiaxing Municipal People’s government are to set up a coordination mechanism for the relocation of residents living within the one-kilometer restricted zone around the major chemical production area of Shanghai Petrochemical and to complete the relocation before the deadline.

(2) The Shanghai Jinshan District People’s Government and the Zhejiang Jiaxing Municipal People’s Government shall establish and implement a cross-district environmental emergency response mechanism to prevent and manage the potential environmental and safety hazard around Shanghai Petrochemical.

(3) The Company will prepare a cross-district environmental emergency response plan, carry out periodic drills and actively prevent and react to environmental emergencies.

Completion deadlines:

Item (1) to be completed by the end of April 2017 and items (2) and (3) by the end of September 2016.

2. Current Situation

So far, the Shanghai municipal government has completed the relocation of residents living within the one-kilometer restricted zone in Jinshan District. However, the relocation of residences living within the one-kilometer restricted zone in Jinqiao Village of Dushangang County in Pinghu City, Jiaxing Municipal, Zhejiang Province, has not been completed yet.

The Company had prepared an environmental emergency response plan and conducted periodic drills.

3. Measures to be taken by the Company and the Impact

The Company will take the initiative to communicate with the Shanghai Jinshan District People’s Government and the Zhejiang Jiaxing Municipal People’s Government, and actively cooperate with them to achieve the requirements of MEP.

Based on the established environmental emergency response plan and periodic drills conducted, the Company will further promote the cross-district emergency response plan.

The Company is currently assessing the impact of this issue on its operations. It will closely follow the development of the issue and fulfill the disclosure obligation on a timely basis.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, 14 April 2016

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin, and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.